Exhibit 99.5

iQor Selects NICE Workforce Management Cloud Solutions as its Global Platform
to Take Customer Experience to the Next Level

NICE WFM cloud-based suite helps iQor augment employee scheduling flexibility and improve engagement

Hoboken, N.J., April 13, 2021 – NICE (Nasdaq: NICE) today announced that iQor has selected the NICE Workforce Management (WFM) cloud-based suite to help teams augment customer experience across its global service locations. iQor, a managed services provider of customer engagement and technology-enabled BPO solutions, is leveraging NICE's AI and machine learning-based scheduling solution to further engage employees and boost customer satisfaction.

“iQor is dedicated to putting our employees at the forefront,” said Loren Dennis, Senior Vice President Workforce Management, iQor. “NICE helps streamline our workforce management activities so we can plan intelligently and adapt quickly to changes as the market, our customers and employees require them. We are also focused on helping employees feel empowered and experience a better work-life balance.”

iQor is taking its workforce management to the next level by leveraging several key capabilities in NICE WFM. These include AI-enabled forecasting, machine learning-based simulation for scheduling and real-time monitoring of adherence, automated intraday reforecasting and schedule re-simulation. The BPO company is also tapping into NICE’s Employee Engagement Manager (EEM) solution to extend the reach of NICE WFM-based scheduling to agents regardless of their physical location.

“NICE's accurate, reliable forecasting and staffing solution will enable us to help clients effectively address their workforce management needs,” said Prabhjot Singh, Senior Vice President Technology Innovation, iQor. “We are excited to leverage NICE’s WFM and EEM capabilities to drive further improvements in productivity, employee engagement and customer satisfaction.”

NICE will benefit iQor’s clients by ensuring the right balance of staffing in its operations. It will also further enhance iQor’s ability to rapidly respond to unexpected fluctuations in call volume and accurately plan for seasonality, campaigns and product launches.

“As an organization that understands the power of experiences, we are excited to collaborate with iQor to deliver the benefits of industry-leading workforce management to their employees and customers,” commented Barry Cooper, NICE Workforce & Customer Experience Group President. "In these challenging times, customer service becomes even more critical for business success and so we are pleased to partner with iQor to deliver optimized staffing while consistently increasing the engagement of their employees."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1-551-256-5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.